HEMISPHERE ENERGY RECEIVES 40% INCREASE TO CREDIT FACILITY

TSX-V: HME

Vancouver, British Columbia, December 9, 2014 – Hemisphere Energy Corporation (“Hemisphere” or the “Company”) (TSX-V: HME) is pleased to announce that its credit facility has been increased to $15.0 million from $10.5 million, effective November 28, 2014. This substantial increase comes as a result of significant drilling success and production growth from the Company’s 2014 capital program. Hemisphere’s next annual review with Alberta Treasury Branches is scheduled in May 2015.

In 2014, Hemisphere successfully drilled 13 wells in its Atlee Buffalo and Jenner core areas. The Company achieved record production and cash flow during the third quarter while reducing operating costs and maintaining a strong balance sheet.

About Hemisphere Energy Corporation

Hemisphere Energy Corporation is a producing oil and gas company focused on developing core areas that provide low to medium risk drilling opportunities to increase production, reserves and cash flow. Hemisphere’s continued growth plan is through drilling existing prospects and executing strategic acquisitions and farm-ins. Hemisphere trades on the TSX Venture Exchange as a Tier 1 issuer under the symbol “HME”.

For further information, please contact:
Don Simmons, President & Chief Executive Officer	Scott Koyich, Investor Relations
Telephone: (604) 685-9255	Telephone: (403) 619-2200
Email: info@hemisphereenergy.ca	Email: scott@briscocapital.com
Website: www.hemisphereenergy.ca

Forward-looking Statements

This news release contains "forward-looking statements" that are based on Hemisphere's current expectations, estimates, forecasts and projections. These forward-looking statements include statements regarding Hemisphere's outlook for our future operations, plans and timing for the commencement or advancement of exploration and development activities on our properties, and other expectations, intention and plans that are not historical fact. The words "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words and phrases are intended to identify forward-looking statements. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Many of these factors are beyond the control of Hemisphere. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or developments anticipated by Hemisphere will be realized. For the reasons set forth above, investors should not place undue reliance on such forward-looking statements. Hemisphere disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.